Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-185192

333-185192-01

March 31, 2014

Final Pricing Terms

Sunoco Logistics Partners Operations L.P.

$300,000,000 4.250% Senior Notes Due 2024

$700,000,000 5.300% Senior Notes Due 2044

Issuer:	Sunoco Logistics Partners Operations L.P.

Guarantor:	Sunoco Logistics Partners L.P.

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	March 31, 2014

Settlement Date: (T+3)	April 3, 2014

	4.250% Senior Notes due 2024	5.300% Senior Notes due 2044

Maturity Date:	April 1, 2024	April 1, 2044

Principal Amount:	$300,000,000	$700,000,000

Benchmark:	2.750% due February 2024	3.750% due November 2043

Benchmark Price / Yield:	100 - 06 / 2.728%	103 - 14 / 3.561%

Spread to Benchmark:	+155 bps	+175 bps

Yield to Maturity:	4.278%	5.311%

Coupon:	4.250%	5.300%

Public Offering Price:	99.774%	99.836%

Estimated Net Proceeds After Expenses:	$989,099,000

Make Whole Call:	T+25bps	T+30bps

Call at Par:	On or after January 1, 2024	On or after October 1, 2043

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2014	April 1 and October 1, beginning October 1, 2014

CUSIP / ISIN:	86765BAN9 / US86765BAN91	86765BAP4 / US86765BAP40

Use of Proceeds:	Net proceeds from this notes offering will be used to repay outstanding borrowings under our $1.50 billion revolving credit facility, which were $900 million at March 28, 2014, and for general partnership purposes.

Joint Bookrunning Managers:	RBS Securities Inc. Barclays Capital Inc. J.P. Morgan Securities LLC BBVA Securities Inc. DNB Markets, Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

Co-Managers:	Comerica Securities, Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and other documents the issuer (including its parent, Sunoco Logistics Partners L.P.) has filed with the SEC for more complete information about the issuer (including its parent, Sunoco Logistics Partners L.P.) and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement from RBS Securities Inc. by calling (866) 884-2071 or Barclays Capital Inc. by calling (888) 603-5847 or J.P. Morgan Securities LLC by calling (212) 834-4533.